Exhibit D.9: Consent of Independent Registered Public Accounting Firm
Consent of Independent Registered Public Accounting Firm
We consent to the reference to our Firm under the caption “Experts”, and to the incorporation by reference in the Registration Statements (Form F-9 no. 333-168062 and Form S-8 nos. 333-09874 and 333-130283) of Canadian Imperial Bank of Commerce (“CIBC”) and the use of our reports dated December 1, 2010, with respect to the consolidated financial statements of CIBC and the effectiveness of internal control over financial reporting of CIBC, included in this Annual Report (Form 40-F) for the year ended October 31, 2010.

/s/ Ernst & Young LLP
Chartered Accountants
Licensed Public Accountants Toronto, Canada December 1, 2010